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                                                                     Exhibit 2.2


                             AMENDMENT TO AGREEMENT
                               AND PLAN OF MERGER


        AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of this 31st day of January, 2001 (this "Amendment"), by and among The MONY Group Inc., a Delaware corporation ("Parent"), MONY Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and The Advest Group, Inc., a Delaware corporation (the "Company").


                                    RECITALS


        WHEREAS, Parent, Merger Sub and the Company have previously entered into an Agreement and Plan of Merger, dated as of August 23, 2000 (the "Merger Agreement") (capitalized terms used but not defined in this Amendment shall have the meanings ascribed thereto in the Merger Agreement); and


        WHEREAS, Parent, Merger Sub and the Company now wish to amend the Merger Agreement as provided herein;


        NOW, THEREFORE, in connection with and in consideration of the premises and the mutual agreements and covenants hereinafter set forth, Parent, Merger Sub and the Company hereby agree as follows:


        1. Section 2.2(m) of the Merger Agreement is restated to read in its entirety as follows:

                (m) Prior to the Closing Date the Company shall take all necessary and appropriate actions to provide that, upon the Effective Time, 50% of each restricted stock award or deferred stock award or any other stock-based award (other than the Options), the value of which is based upon the value of the Company Common Stock (collectively, the "Stock Awards") which is at the Effective Time subject to any vesting requirement which would not be accelerated as a result of the transactions contemplated in this Agreement and which was issued pursuant to a Company Stock Option Plan or any of the Company's Non-Employee Director Equity Plan, Key Professional Equity Plan, Equity Plan, 1998 Equity Plan, 1997 Equity Plan, 1996 Equity Plan or 1995 Equity Plan or any other similar plans, programs or arrangements, or pursuant to any individual restricted stock agreements between the Company and certain key employees, shall become fully vested and payable or distributable 100% in cash (based upon the Cash price Per Share). At the Effective Time, the remaining


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        50% of such Stock Awards which are outstanding immediately prior thereto shall be converted automatically into stock awards for such number of shares of Parent Common Stock as shall be equal to the product of the number of shares of such Company Common Stock multiplied by the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting therefrom shall be rounded up to the nearest whole share. The terms of the new stock awards shall otherwise be the same as the original stock awards, except that (a) all references to The Advest Group, Inc. shall be deemed to be references to The MONY Group Inc.; and
        (b) all such new stock awards shall become fully vested and payable or distributable 100% in Parent Common Stock except for (i) new stock awards held by persons designated by the Company as "Executive Officers" for purposes of Section 16 under the Exchange Act; (ii) new stock awards received upon conversion of Stock Awards under the Key Professionals Equity Plan; or (iii) new stock awards received upon conversion of Stock Awards under individual restricted stock agreements or under Article VII of the Equity Plan which Stock Awards for that recipient individually, or in the aggregate, exceed 2,599 shares. The Company agrees to take or cause to be taken all actions necessary under such Stock Awards to provide for such acceleration and payment. No Stock Award shall be subject to any election pursuant to Section 2.2(d)-(h).


        2. A new Appendix I to the Merger Agreement in the form attached hereto is hereby added to the Merger Agreement.


        3. A new Section 2.2(o) is hereby added to the Merger Agreement to read in its entirety as follows:

                "(o) Immediately prior to the Closing, each person listed on Appendix I hereto may surrender to Parent certificates representing the number of shares of Company Common Stock listed opposite such person's name on Appendix I which (i) are beneficially owned by the individual as of the Closing Date, and (ii) as reflected on Appendix I, were acquired by such person pursuant to stock options exercised by such person during the period commencing on the date that is one year prior to the Closing Date and ending on August 23, 2000 that are designated and qualified as "incentive stock options" under Section 422 of the Code. In exchange for such surrender to Parent of any such shares of Company Common Stock, such person shall receive, immediately prior to the Closing, that number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Common Stock surrendered, except that any fraction of a share of Parent Common Stock arising pursuant to the foregoing calculation shall be disregarded, thereby rounding the number of shares of Parent Common Stock to be issued to such person downward to the next whole number of shares.


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        Shares of Company Common Stock surrendered to Parent pursuant to this
        Section 2.2(o) shall not be subject to any proration, or entitled to make any election, pursuant to Section 2.2 (d) - (h)."


        Except as provided herein, the Merger Agreement shall remain unamended and in full force and effect.



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        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first set forth above.


                                 THE MONY GROUP INC.


                                 By:    /s/  Michael I. Roth
                                    --------------------------------------------
                                    Name:  Michael I. Roth
                                    Title: Chairman & Chief Executive Officer



                                 MONY ACQUISITION CORP.


                                 By:    /s/  Bart Schwartz
                                    --------------------------------------------
                                    Name:  Bart Schwartz
                                    Title: President



                                 THE ADVEST GROUP, INC.


                                 By:    /s/  Grant W. Kurtz
                                    --------------------------------------------
                                    Name:  Grant W. Kurtz
                                    Title: President & Chief Executive Officer